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                                 EMPLOYMENT CONTRACT

    THIS EMPLOYMENT CONTRACT (the "Contract") is made on October 31, 1995, between VIVRA INCORPORATED, a Delaware Corporation ("VIVRA") and LEANNE ZUMWALT, an individual ("Employee").

    RECITALS:

    Employee and VIVRA agree:

    1.   DEFINITIONS.   As used in this Contract, the following terms have the
following meanings:

    1.1  BOARD.    "Board" means the Board of Directors of VIVRA.
    1.2  CAUSE.    "Cause" means:

    1.2.1 BREACH OR NEGLECT. Breach of nay material provision of this Contract by Employee or breach or habitual neglect by Employee of her duties as an officer or employee of VIVRA, other than by reason of permanent Disability:

    1.2.2     DISHONESTY.    Any dishonesty, defalcation or fraud of Employee
in connection with the performance of her duties as an officer or employee of VIVRA;

    1.2.3     MISCONDUCT OR NEGLIGENCE.     Any gross or willful misconduct or
gross negligence by Employee in the performance of her duties as an officer or employee of VIVRA; or

    1.2.4 OTHER CONDUCT. Egregious conduct by Employee which has brought VIVRA into public disgrace or disrepute.

    1.3  CHANGE OF CONTROL   "Change of Control" means a "Change in Control" as
defined in VIVRA's 1989 Stock Incentive Plan, a may be amended from time to time, except that for purposes of this Agreement, a Change of Control does not include a purchase of securities or assets by a management-led purchasing group in which Employee is given a reasonable opportunity to participate.

    1.4 COMPETE. "Compete" means either directly or indirectly to own, initiate, manage, operate, join, control, advise, assist, consult with or participate in the ownership, operation, management or control (other than a an owner of less than five percent(5%) of the equity of any entity) of any Person in the U.S. engaged in the VIVRA Businesses or to lease or sell real or personal property to any such business.

    1.5  CONFIDENTIAL INFORMATION.     "Confidential Information" means all
information and any idea in whatever form, tangible or intangible pertaining in any manner to the business of VIVRA or any affiliated company, except information which: (i) is or becomes generally available to the public or publicly known other than as a result of disclosure in breach of any

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obligation of confidentiality; (ii) was or becomes available to Employee on a nonconfidential basis from a source other than VIVRA or its agents or affiliates; (iii) is disclosed pursuant to the requirement of a governmental agency or court of competent jurisdiction or as otherwise required under applicable law; or (iv) was otherwise known or available to Employee without any obligation of confidentiality.

    1.6  FISCAL YEAR.   "Fiscal Year" means VIVRA's annual accounting period
for financial accounting and reporting purposes, which currently is the period from each December 1 to and including the next following November 30.

    1.7  PERMANENT DISABILITY.    'Permanent Disability" means any mental or
physical illness, disease or condition which results in Employees' inability to perform any substantial portion of her duties during normal working hours for a period expected to exceed six consecutive months.

    1.8  PERSON.   "Person" means any individual, corporation, partnership,
business trust, joint venture, association, joint stock company, trust, unincorporated organization, government agency or political subdivision thereof.


    1.9  SALARY.   "Salary" means $124,500 annual base compensation; provided, however, that VIVRA may increase or decrease the Employee's Salary. Notwithstanding the foregoing, if Kent Thiry is no longer the Chief Executive officer of VIVRA, no decrease shall be made or taken into account for purposes of this Agreement unless the salary of substantially all of VIVRA's other senior executives is reduced in amounts proportionate to the decrease in Employee's salary.

    1.10 VIVRA BUSINESSES.   "VIVRA Businesses" means any business in which
VIVRA is engaged at the date of termination of Employee's employment pursuant to the Contract and for which VIVRA has a business plan in place.

    2.   EMPLOYMENT AND DUTIES.

    2.1  POSITION.      Pursuant to this Contract, VIVRA shall employ and
Employee shall serve VIVRA as Executive vice president of VIVRA.

    2.2  TIME AND EFFORT.    While Employee is employed by VIVRA pursuant to
the Contract, Employee shall devote her full productive business time, efforts, energies and abilities to VIVRA and its subsidiaries and shall not render services to any other person without the written consent of VIVRA's Chief Executive Officer. Employee, however, shall not be precluded from engaging in civic, charitable or religious activities.

    2.3 PLACE OF BUSINESS. During employment, Employee's principal place of business shall be in Laguna Hills, California, unless VIVRA and Employee mutually agree to relocation.

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    3.   COMPENSATION, REIMBURSEMENT AND BENEFITS.

    3.1  COMPENSATION.  While Employee is employed by VIVRA pursuant to this
Contract:

    3.1.1     SALARY.        VIVRA shall pay the Salary to Employee in equal
semi-monthly installments, in accordance with VIVRA's general practice and subject to legally required withholdings.

    3.2  EXPENSE REIMBURSEMENT AND BENEFITS.     While Employee is employed by
VIVRA pursuant to this Contract:

    3.2.1     EXPENSE REIMBURSEMENT.   VIVRA shall promptly reimburse Employee,
upon submission to VIVRA of out-of-pocket expenses respecting entertainment, travel, meals, hotel accommodations and other like-kind expenses, in each case incurred by Employee in the interest of VIVRA's business.

    3.2.2 LIFE, MEDICAL, DENTAL AND HOSPITAL BENEFITS. VIVRA shall provide life, medical, dental and hospital coverage to Employee in the amount and on the terms such coverage is provided from time to time to most other VIVRA officers (other than the chief executive officer).

    3.2.3 VACATION AND SICK LEAVE. Employee shall be entitled to paid vacation and sick leave each year of the same duration and under the same conditions a most other VIVRA officers (other than the chief executive officer).

    3.2.4     OTHER BENEFITS.     Employee may participate in employee benefit
plans and fringe benefit programs made available to other corporate employees (other than the chief executive officer), subject to the generally applicable terms and conditions of each such plan or program.

    3.3  VESTING, ETC. ON CHANGE OF CONTROL.     Whether or not Employee's
employment terminates under this Contract pursuant to a Change of Control, all stock options and related stock appreciation rights held by Employee shall vest and become exercisable immediately upon such a Change of Control, and any restrictions on shares of stock of VIVRA or on stock units that were awarded to Employee under any plan or arrangement maintained by VIVRA for the benefit of Employee shall lapse upon the occurrence of such an event.

    4.   PROTECTION BUSINESS INFORMATION; NONCOMPETITION; NONSOLICITATION.

    4.1  NONDISCLOSURE.

    4.1.1     CONFIDENTIAL INFORMATION.     In the operation, planning,
development and expansion of the VIVRA businesses, VIVRA has generated and will generate Confidential

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Information which is and will be proprietary and confidential and the disclosure of which would be extremely detrimental to VIVRA and of great assistance to its competitors.

    4.1.2     INFORMATION HELD AS A FIDUCIARY.   All of the Confidential
information which is acquired by, communicated to or in any way comes into the possession or control of Employee shall be held by Employee in a fiduciary capacity for the exclusive benefit of VIVRA.

    4.1.3 NONDISCLOSURE COVENANT. As a mateial part of the consideration for this Contract, Employee shall not disclose any Confidential Information to any Person, without the consent of VIVRA.

    4.1.4     FOLLOWING EMPLOYMENT.    Upon termination of this contract,
Employee shall promptly relinquish and return to VIVRA all Confidential Information and all files, correspondence, memoranda, diaries and other records, minutes, notes, manuals, papers and other documents and data, however prepared or memorialized, and all copies thereof, belonging to or relating to the business of VIVRA, that are in Employee's custody or control whether or not they contain Confidential Information, and shall promptly provide VIVRA with a written statement attesting to compliance with this paragraph.

    4.2 NONCOMPETITION COVENANT. As a material part of the consideration for this Contract, while Employee is employed by VIVRA pursuant to this Contract and, pursuant to Sections 5.2.2 and 5.2.3 for a period of one (1) year thereafter, Employee shall not Compete or plan or prepare to Compete with VIVRA; provided, however, that during the one (1) year following employment, Employee may seek employment to commence after expiration of such one-year period, so long as such activity would not effectively constitute Competing.

    4.3  NONSOLICITATION COVENANT.          As a material part of the
consideration for this Contract, while Employee is employed by VIVRA pursuant to this Contract and for a period of two (2) years thereafter, Employee shall not solicit employees or independent contractors of VIVRA for employment other than for the VIVRA Businesses.

    4.4  SCOPE AND DURATION; SEVERABILITY.       VIVRA and Employee understand
and agree that the scope and duration of the covenants in this Section 4 are reasonable both in time and area and are fairly necessary to protect the business of VIVRA. Nevertheless, it is further agreed that such covenants shall be regarded as divisible and shall be operative as to time and area to the extent that they may be made so operative and, if any part of them is declared invalid or unenforceable, the validity and enforceability of the remainder shall not be affected.

    4.5  INJUNCTION.    Employee understands and agrees that, due to the highly
competitive nature of the health care industry, the breach of any of the covenants set out in Sections 4.1, 4.2 and 4.3 will cause irreparable injury to VIVRA for which it will have no adequate monetary or other remedy at law. Therefore, VIVRA shall be entitled , in addition to such other remedies as it may have hereunder, to a temporary restraining order and to preliminary and permanent injunctive relief for any breach or threatened beach of the covenants without proof of actual damages that have been or may be caused hereby. In addition, VIVRA

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shall have available all remedies provided under state and federal statures, rules and regulations as well as any and all other remedies as may otherwise be contractually or equitable available.

    4.6  ASSIGNMENT.    Employee agrees that subject to paragraph 5.2.2, the
covenants contained in paragraph 4 shall inure to the benefit of any successor or assign of VIVRA with the same force and effect as if such covenants had been made by Employee on behalf of such successor or assign.

    5.   TERMINATION.   Employee's employment under this Contract may be
terminated as provided in Section 5.1 with the consequences set out in Section 5.2.

    5.1  TERMINATION.   Employee's employment may be terminated by VIVRA or
Employee at any time and for any reason upon thirty (30) days' written notice or by VIVRA immediately for Cause.


    5.2  EFFECT OF TERMINATION.   Upon Employee's termination of employment,
the parties shall have the following rights and obligations:

    5.2.1     GENERAL RULE.  Except as provided in Sections 5.2.2 through
5.2.4, if Employee's employment is terminated by VIVRA or Employee for any reason, she shall be pad forty-five (45) days' additional Salary as severance pay but she shall not have any other right to receive the Salary or any other bonuses or benefits described in Section 3 after the date of termination. notwithstanding any termination of this Contract, Employee shall have the continuing obligations, as provided in Section 4.1 and Sections 4.3 through 4.6. Employee will also be given thirty (30) days from the date of termination to exercise her VIVRA stock options that were vested on the date of termination.

    5.2.2 CHANGE OF CONTROL. If Employee's employment is terminated by VIVRA or any successor entity within two (2) years after a Change of Control for any reason except for Cause, or Employee is forced to relocate more than thirty-five
(35) miles from the office in which she is then working, the Employee suffers a reduction in Salary from the prior VIVRA fiscal year of suffers a reduction or change in authority, duties or responsibilities associated with her positions, she shall be entitled to cash lump sum payment to be made by VIVRA or the successor entity within thirty (30) days after the date of such termination equal to two (2.99) year's Salary and five (5) times the cumulative bonuses received by the Employee in the preceding twenty-four (24) months, and she shall be obligated to VIVRA as provided in Section 4. If Employee's compensation was reduced upon a Change of Control, then any payments under this Section 5.2.2 shall be based upon the Salary received by Employee prior to such Change in Control.

    5.2.3 BY VIVRA OTHER THAN FOR CAUSE, PERMANENT DISABILITY OR DEATH. If Employee's employment is terminated by VIVRA other than for Cause, Permanent Disability or death, and VIVRA directs that the Employee shall remain obligated to VIVRA as provided in Section 4 in its entirety, she shall have the right to receive a cash lump sum payment to be made by VIVRA within thirty (30) days after such termination equal to one (1) year's Salary. Except as provided

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in the preceding sentence, if Employee's employment is terminated by VIVRA other than for Cause, Permanent Disability or death, she shall be obligated to VIVRA as provided in Section 4.1 and Sections 4.3 through 4.6, but she shall have the right to only receive the payments provided in Section 5.2.1.

    5.2.4 DUE TO PERMANENT DISABILITY OR DEATH. If Employee's employment terminates due to her Permanent Disability or death, she (or her Beneficiary) shall be entitled to be paid an amount equal to six (6) months' Salary and Employee shall be obligated to VIVRA as provided in Section 4, but only for the six (6) months following her termination of employment due to Permanent Disability.

    5.3 WITHHOLDING. Anything in this Contract to the contrary notwithstanding, all payments required to be made to Employee under this Contract shall be subject to the withholding of such amounts, if any, for income and other payroll taxes and deductions as VIVRA may reasonably determine should be withheld pursuant to any applicable law or regulation.

    6.  MISCELLANEOUS.

    6.1 ASSIGNMENT BY VIVRA. This Contract may be assigned to any successors or assigns of VIVRA.

    6.2 NONASSIGNABILITY BY EMPLOYEE. Employee shall not assign, transfer, pledge or hypothecate any rights, interests or benefits created hereunder or hereby. Any attempt to do so contrary to the provisions of this Contract, and any levy of any attachment, execution or similar process created thereby, shall be null and void and without effect.

    6.3 SPENDTHRIFT PROVISION. Prior to actual receipt by Employee, no right or benefit under this Contract and, without limitation, no interest in any payment hereunder shall be: (i) anticipated, assigned or encumbered or subject to any creditor's claim or subject to execution, attachment or similar legal process, or (ii) applied on behalf of or subject to the debts, contracts, liabilities or torts of the Person entitled or who might become entitled to such benefits, or subject to the claims of any creditor of any such person.

    6.4  DISPUTE RESOLUTION PROCEDURE.  The parties agree that, except for
Section 4, any disputes arising out of the employment relationship between them or out of this Contract, including claims for discrimination or arising out of the termination of that relationship, shall be resolved under the following procedures.

    6.4.1 The party claiming to be aggrieved shall furnish to the other party a written statement of the grievance identifying any witnesses or documents that support the grievance and the relief requested or proposed.

    6.4.2 If the other party does not agree to furnish the relief requested or proposed, or otherwise does not satisfy the demand of the party claiming to be aggrieved, the parties shall

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submit the dispute to nonbinding mediation before a mediator to be jointly selected by the parties.  VIVRA will pay one-half of the cost of the mediation.

    6.4.3 If the mediation does not produce a resolution of a dispute, the parties agree that the dispute shall be resolved by final and binding arbitration in accordance with the rules, but not under the auspices of the American Arbitration Association, with the arbitration proceedings to be held at a location selected as follows:

    (a) If the party seeking arbitration is the Employee, the arbitration shall be held a VIVRA's choice of locations; and

    (B) If VIVRA seeks the arbitration, the arbitration shall be held in the city where Employee is then currently residing.

    6.4.4 The party seeking arbitration (the "First Party") shall give to the other party (the "Second Party") notice in writing indication the First Party's desire to have the dispute submitted to arbitration and naming one arbitrator to represent the First Party. For purposes of this Contract, VIVRA or its successors or assigns shall be deemed but one party entitled collectively to appoint but one arbitrator. Within thirty (30) days of the receipt of the arbitration notice by the Second Party, the Second Party shall select one arbitrator to represent such party, and within thirty (30) days of selection of the second arbitrator, the two arbitrators shall select a third arbitrator, provided, however, that should the two arbitrators selected by the parties fail to agree on the third arbitrator as specified above, both parties shall jointly resort to the Chief Judge of the Circuit Court of the County in which the arbitration is held, and have such judge select a third arbitrator, and such selection shall be binding on the parties.

    6.4.5 The decisions of the arbitration board shall be adopted by numerical majority and shall in all cases be final and binding on the parties hereto. The parties hereby submit to such arbitration and to the enforcement of any award resulting therefrom by any court of competent jurisdiction. The hearing shall be transcribed. VIVRA shall bear the costs of the arbitration if the employee prevails. If VIVRA prevails, the employee will pay half the cost of the arbitration or $2,000, whichever is more. Each party shall be responsible for paying its own attorney fees.

    6.4.6 Arbitration shall be the exclusive final remedy for any dispute between theta parties. The parties agree that no dispute shall be submitted to arbitration where the party claiming to be aggrieved has not complied with the preliminary steps provided for in Section 6.4.1 and 6.4.2.

    6.5 NOTICES. Any notice provided for by this Contract and any other notice, demand or communication which either party may with to send to the other (the "Notices") shall be in writing and shall be deemed to have been properly given if served by (i) personal delivery, or (ii) registered or certified mail, return receipt requested, in a sealed envelope, postage prepaid, addressed to the party for which such notice is intended as follow:

If to VIVRA:


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    VIVRA Incorporated
    Board of Directors
    400 Primrose, Suite 200
    Burlingame, CA  92620

If to Employee:

    LeAnne Zumwalt
    1102 Tropic Lane
    Santa Ana, CA  92656

    6.5.1  CHANGE OF ADDRESS.  Any address or name specified in this paragraph
6.5.1 may be changed by a Notice given by the addressee to the other party in accordance with paragraph 6.5.

    6.5.2 EFFECTIVE DATE OF NOTICE. All notices shall be given and effective as of the date of personal delivery thereof or the date of receipt set forth of the receipt. The inability to deliver because of a changed address of which no Notice was given, or rejection or other refusal to accept any Notice shall be deemed to be the receipt of the Notice as of the date of such inability to deliver or rejection or refusal to accept.

    6.6 LIMITATION ON PAYMENTS. In the event that it is determined by counsel (or any other tax advisor) approved by both Employee and VIVRA that any compensation payable hereunder, alone or when aggregated with other compensation payable to Employee, would constitute an "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, and the net, after-tax amount that Employee would realize from the compensation hereunder and from all other sources, considering Employee's federal and state income tax brackets and the effect of any nondeductible excise tax, would be greater if the compensation payable hereunder were reduced, then the compensation payable hereunder shall be reduced until Employee's after-tax compensation (taking into account state and federal income taxes, excise taxes and all other applicable taxes) is maximized.

    6.7 COUNTERPARTS. This Contract may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    6.8 ENTIRE AGREEMENT. This Contract constitutes the entire agreement between the parties with respect to the subject hereof and supersedes all prior agreements, understandings, negotiations and discussions of the parties, whether oral or written, and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof, except as specifically set forth in this Contract. No amendment, alteration or modification of this Contract shall be valid unless in each instance such amendment, alteration or modification is expressed in a written instrument duly executed by the


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    6.9  GOVERNING LAWS JURISDICTION  This Contract shall be construed in accordance with and governed by the laws of the State of California as that State is presently constituted. VIVRA hereby consents and submits to the jurisdiction of the state and federal courts in California in any suit for the enforcement or construction of or otherwise arising out of this Contract.

    IN WITNESS WHEREOF, this Contract has been executed and delivered by the parties, and this Contract shall be a binding obligation of each of the parties, on as of the date set forth opposite their names.


Dated: October 31, 1995           /s/ Leanne Zumwalt
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VIVRA INCORPORATED

Dated:                , 1995      By: /s/ Kent J. Trinity
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Its  President & CEO
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